Exhibit 21

Subsidiaries of the Registrant

Jurisdiction of Incorporation or Organization
Name	Country	State
The TDL Group Co.	Canada
The TDL Group Corp.	Canada
Tim’s Realty Partnership	Canada
Wentim Company	Canada
The TDL Group Partnership	Canada
The TDL Marks Corporation (Les Marques de TDL Corporation)	Canada
Tim Hortons Advertising and Promotion Fund (Canada) Inc.	Canada
Barhav Developments Limited	Canada
Boulangerie Chez Tim Inc.	Canada
2053306 Ontario Limited	Canada
Courtney’s Alberta Co. Inc.	Canada
Brigid No. 1 LP	Canada
Tartan No. 2 LP	Canada
Coffman No. 3 LP	Canada
The TDL Group No. 2	Canada
Tim Donut U.S. Limited, Inc.	United States	Florida
THD Nevada, Inc.	United States	Nevada
Tim Hortons USA, Inc.	United States	Delaware
TD US Finance Co.	United States	Delaware
Tim Hortons (New England), Inc.	United States	Delaware
Glenfinnan, LLC	United States	Delaware
The Tim’s National Advertising Program, Inc.	United States	Ohio
Tim Hortons (Ireland) Limited	Republic of Ireland